RAINCHIEF DECLINES EXTENSION ON WEBER CITY

For Immediate Release

June 13, 2012 – Vancouver, BC – RainChief Energy Inc. (OTCBB: RCFEF) today announced that the board has declined to extend the farm-in agreement with Rich Investments and Leare Developments [Rich/Leare] in the Weber City oil property previously announced on May 8, 2012 due to current market conditions.  Management will focus its efforts on its Gulf Jensen oil prospect in which it purchased a 90% working interest on April 19, 2012.

RainChief Energy is actively engaged in identifying, financing & developing oil & gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico. The company continues to review additional resource properties that combine positive elements of short-term exploration & development costs with high potential for long-term success & financial return.

Additional information can be found at: www.rainchief.com

On behalf of the Board of Directors,
RainChief Energy Inc. (OTCBB: RCFEF)

“Brad J. Moynes”

Brad J. Moynes
President

For corporate information, contact:
Brad Moynes at 604-601-2070 or info@rainchief.com

RainChief Energy Inc.
885 West Georgia Street, Suite 1500, Vancouver, BC V6C-3E8
T: 604-601-2070    F: 604-683-8125
www.rainchief.com